Swipe Right For Market Research

SEPTEMBER 28, 2017OCTOBER 2, 2017   /   NATIONALCOFFEE



What Upsiide Tells Us About Beverage Rankings

Upsiide (https://upsiide.com/) is a new idea screening app that is inspired by Tinder. Designed by Dig Insights (the experts behind the NCA's National Coffee Drinking Trends Report (http://www.ncausa.org/Industry-Resources/Market-Research /National-Coffee-Drinking-Trends-Report) and new Generational

Report (http://www.ncausa.org/Industry-Resources/Market-Research/Generational-Report)), the mobile platform connects companies to real-time consumer feedback and powerful analytics.


9:10 AM
go.upsiide.com
upsiide
Iced coffee

The concept sounds complicated, but it's simple to use. Here's how it works:

Consumers using the app will be shown an idea (a new beverage idea, a potential claim, a packaging idea, a branding idea a positioning idea, etc.). The idea can be expressed with any combination of text / images / video. The consumer can either like or dislike the idea (by swiping), or request more information. Once two ideas are liked, they are paired head-to-head and the consumer tells us which is best. The winner moves on to the next round.

So what does Upsiide tell us about beverages?

Note that Upsiide is a read of *appeal*. While these numbers should relate to the relative penetration of each beverage in-market, consumption frequency also plays a huge role in volumes, as does marketing, distribution, promotion, etc.


Broadly interesting but competitively vulnerable
Broadly interesting and competitively strong
Niche interest and competitively vulnerable
Niche interest but competitively strong
Interest
Trade-off
Lemonade
Bottled Water (unflavored- not sparkling)
Juice (fruit/vegetable)
Cocoa/hot chocolate
Traditional hot coffee
Soda/soft drinks
Milk/milk products
Yogurt/smoothie
Regular iced tea
Iced coffee
Cappuccino
Cafe mocha
Regular hot tea
Tap water
Latte
Macchiato
Liquor/wine
Sports drinks (e.g. Gatorade- Powerade)
Frozen blended coffee
Beer
Espresso
Green tea (hot)
Bottled water (vitamin enhanced)
Bottled Water (unflavored- sparkling)
Bottled Water (flavored- not vitamin enhanced)
Cafe con leche
Cold brew coffee
Water enhancers (e.g. Kool-Aid- Nestea- Crystal Light- Mio)
Caffe Americano
Mint tea
Milk alternatives (e.g. soy...
Sparkling tea
Chamomile tea
Hot chai tea latte
Green tea (cold/iced)
Flat white
Chai tea
Coconut water
Iced chai tea latte
Energy drinks (e.g. Red Bull)
Hot tea latte (not chai)
Nitro coffee
Bubble tea
Iced tea latte (not chai)
Energy shots (e.g. 5-Hour)
Matcha tea
Kombucha

(All data via Upsiide, provided by Dig Insights)

The Upsiide scores that were used to rank the beverages combine two measures:

- **Interest** (the percent who swiped right on each beverage)
- **Tradeoff** (the percent who chose each beverage in the subsequent tradeoff question)

How coffee compares

Upsiide Score	Total	Age			Gender		Region			
		18-34	35-54	55+	Male	Female	Mid-west	North-east	South	West
Base	302	123	112	65	90	212	64	63	124	51
Bottled Water (unflavored, not sparkling)	53	59	54	38	51	56	57	50	55	55
Iced coffee	50	60	53	31	36	56	44	60	45	59
Soda/soft drinks	45	46	47	41	43	46	35	38	52	37
Liquor/wine	44	47	41	47	42	46	42	47	46	42
Traditional hot coffee	44	34	53	48	51	42	41	43	49	39
Regular iced tea	43	33	54	46	41	45	41	39	48	43
Beer	42	41	43	46	64	32	35	40	46	42
Yogurt/smoothie	42	46	44	37	32	47	49	39	40	48
Juice (fruit/vegetable)	42	42	44	44	47	41	30	53	44	42
Cocoa/hot chocolate	42	36	45	44	38	44	56	36	37	43
Café mocha	42	43	48	27	30	46	52	32	40	40
Lemonade	40	47	34	38	43	40	34	40	42	46
Cappuccino	38	32	46	31	37	39	40	36	38	39
Frozen blended coffee	35	40	33	30	27	39	36	29	32	44
Macchiato	33	40	33	23	26	37	32	33	35	28
Latte	29	33	33	18	29	30	43	24	24	25
Tap water	28	31	18	38	29	28	29	27	23	37
Bottled Water (unflavored, sparkling)	28	26	30	26	22	30	24	31	21	36
Espresso	27	25	32	21	31	24	34	22	26	21
Café con leche	26	29	29	14	16	29	32	28	22	18
Milk/milk products	25	23	23	31	32	22	22	29	23	28
Sports drinks (e.g. Gatorade, Powerade)	25	22	30	22	31	22	25	22	26	26
Regular hot tea	24	22	29	19	23	25	28	23	25	17
Iced chai tea latte	23	26	30	4	11	27	34	26	15	16

(https://nationalcoffee.blog/2017/09/28/swipe-right-for-market-research/p6-chart-1-2/)

Upsiide Score	Total	Age			Gender		Region			
		18-34	35-54	55+	Male	Female	Mid-west	North-east	South	West
Base	302	123	112	65	90	212	64	63	124	51
Sparkling tea	23	15	33	12	21	24	25	15	24	23
Bottled water (vitamin enhanced)	22	26	25	9	21	22	25	19	22	16
Cold brew coffee	21	29	19	9	16	23	18	34	15	24
Bottled Water (flavored, not vitamin enhanced)	21	25	22	11	28	18	25	25	11	26
Coconut water	20	22	24	9	22	20	28	20	16	20
Hot chai tea latte	18	19	21	9	18	18	26	21	13	14
Bubble tea	17	26	11	3	17	17	15	13	19	19
Energy drinks (e.g. Red Bull)	17	21	18	9	21	16	11	17	19	20
Water enhancers (e.g. Kool-Aid, Nestea, Crystal Light, Mio)	17	18	20	7	15	17	17	8	17	22
Green tea (hot)	16	18	17	9	16	16	20	7	10	29
Mint tea	15	20	13	6	19	12	14	11	10	27
Caffè Americano	14	18	13	10	21	11	21	16	12	11
Green tea (cold/iced)	14	15	14	11	12	15	16	16	12	15
Chai tea	13	16	15	4	13	14	18	20	6	16
Iced tea latte (not chai)	13	11	17	12	16	13	12	9	16	12
Matcha tea	11	15	11	0	10	11	8	15	5	15
Chamomile tea	11	10	14	7	10	12	13	11	6	17
Nitro coffee	11	14	12	0	14	9	12	15	8	9
Milk alternatives (e.g. soy milk, almond milk, etc.)	10	14	10	3	14	8	12	6	9	17
Flat white	10	13	10	6	12	9	17	9	8	10
Energy shots (e.g. 5-Hour)	10	10	11	7	16	7	16	10	8	5
Hot tea latte (not chai)	9	6	11	4	9	9	13	7	7	12
Kombucha	6	6	8	4	8	5	10	6	4	5

(https://nationalcoffee.blog/2017/09/28/swipe-right-for-market-

research/p6-chart-2-2/)

(click to zoom)

The following coffee beverages all outperform the total beverages average Upsiide score:

- Iced coffee
- Traditional hot coffee
- Café mocha
- Cappuccino
- Frozen blended coffee
- Macchiato
- Latte
- Espresso
- Cafe con leche

The appeal of iced coffee is reflective of the timing of this study; it was fielded in the late summer.

The following coffee beverages see more niche interest:

- Cold brew coffee
- Caffè Americano
- Nitro coffee
- Flat white


Bottled Water (unflavored- not sparkling) 53
Iced coffee 50
Soda/soft drinks 45
Liquor/wine 44
Traditional hot coffee 44
Regular iced tea 43
Beer 42
Yogurt/smoothie 42
Juice (fruit/vegetable) 42
Cocoa/hot chocolate 42
Cafe mocha 42
Lemonade 40
Cappuccino 38
Frozen blended coffee 35
Macchiato 33
Latte 29
Tap water 28
Bottled Water (unflavored- sparkling) 28
Espresso 27
Cafe con leche 26
Milk/milk products 25
Sports drinks (e.g. Gatorade- Powerade) 25
Regular hot tea 24

(https://nationalcoffeeblog.files.wordpress.com/2017/09/p5-chart-1.jpeg)


Iced chai tea latte 23
Sparkling tea 23
Bottled water (vitamin enhanced) 22
Cold brew coffee 21
Bottled Water (flavored- not vitamin enhanced) 21
Coconut water 20
Hot chai tea latte 18
Bubble tea 17
Energy drinks (e.g. Red Bull) 17
Water enhancers (e.g. Kool-Aid- Nestea- Crystal... 17
Green tea (hot) 16
Mint tea 15
Caffe Americano 14
Green tea (cold/iced) 14
Chai tea 13
Iced tea latte (not chai) 13
Matcha tea 11
Chamomile tea 11
Nitro coffee 11
Milk alternatives (e.g. soy milk- almond milk- etc.) 10
Flat white 10
Energy shots (e.g. 5-Hour) 10
Hot tea latte (not chai) 9
Kombucha 6

(https://nationalcoffeeblog.files.wordpress.com/2017/09/p5-chart-2.jpeg)

(click to zoom)

Other key coffee findings from Upsiide research include:

- Appeal for some coffee beverages skews younger: iced coffee, frozen blended coffee, cold brew, caffè americano, nitro and flat white all see stronger appeal among younger consumers.
- Cappuccino and espresso appeal is strongest among 35-54 year old consumers. Traditional coffee appeal is also strongest among this age cohort and consumers aged 55+.
- Several beverages are more popular among women: iced coffee, café mocha, frozen blended coffee, cafe con leche and cold brew coffee all perform better among women than men.
- In contrast, traditional hot coffee, espresso and caffè americano perform better among men than women.
- Café mocha, latte, espresso, caffè americano, and flat white are all more popular in the Midwest than other regions.
- Consumers in the Northeast and West are more likely to find iced coffee appealing.
- Consumers in the West are more likely to be fans of frozen blended coffee.





COFFEE, CONSUMERS & COVID-19:
Road Map to Recovery
Media Highlights

The pandemic has not changed how much coffee Americans drink or how often



6 in 10 Americans drink coffee every day (7 in 10 drink coffee at least once per week), unchanged since January



1.7 cups per day per capita



2.9 cups per day per coffee drinker

Coffee's performance contrasts with other beverages, such as soft drinks & juice, which continued marked decreased consumption from January to September

COVID-19 has kept coffee drinkers at home, impacting where Americans buy and drink coffee

Nearly 20% fewer Americans had coffee away from home due to COVID closures



At-home steady 81%

Percent decrease in Americans drinking coffee at:



Full-service restaurant	Workplace	Convenience store/gas station	Quick-service restaurant	Shop/cafe
50%	22%	20%	17%	13%

Sponsored by **tc** • TRANSCONTINENTAL PACKAGING

When buying coffee to drink at home, Americans decreased purchases in grocery and "big box" stores, while increasing purchases in club stores, online, coffee shops, and using apps, delivery, and drive-through options



Grocery store 15%

Merchandiser 12%

Club/warehouse 25%

Online 57%

Coffee shop 40%

Apps up 63%

Drive-through up 13%

Espresso-based beverages most commonly bought at cafes and coffee shops are amongst the most impacted by COVID-19



Down 20%
Espresso

Down 19%
Cappucino

Down 18%
Latte

past-week consumption

Financial and health concerns ahead, but coffee drinkers planning to keep brewing



More than 1/3 of Americans miss going to coffee shops

Nearly 50% plan to be more cautious about their spending in the next few months

More than 50% are comfortable visiting coffee shops or plan to in the next month

Sponsored by **tc** • TRANSCONTINENTAL PACKAGING



Average ICO composite price of green coffee worldwide from 1998 to 2019 (in U.S. cents per pound)*

Price in U.S. cents per pound

Source
ICO
© Statista 2021

Additional Information:
Worldwide; ICO; 1998 to 2019

Impact of COVID-19 in the United States
Recap of 2020

On March 11, 2020, the World Health Organization (WHO) declared Covid-19 (Coronavirus) a pandemic.

In the early days of the pandemic (mid-March to May), Americans prioritized staying home to prevent the spread of Covid-19. Non-essential services, including restaurants, bars, cafes & coffee shops were closed in most states and/or operating at a much reduced capacity (e.g. take-out/delivery only). Schools across the nation largely shifted to virtual classes. Shelter-in-place orders and recommendations were largely regional.

In June 2020, pressure from all levels of government to re-open the economy as recessionary times loom ahead with the national unemployment rate at *11.2% in June (+4% from previous year). Against a back drop of racial protests and social unrest in many cities, hardships continued to mount for many Americans.

Covid-19 had, and continues to have a devastating impact on businesses, including the broader food and beverage industry. With consumers not visiting out-of-home venues as frequently vs. pre-Covid-19, unease with lingering if they do, and many pivoting to working from home (if they can), Covid-19 is projected to have a lasting impact on out-of-home coffee consumption.

On August 26th, 2020, the NCDT fielded a smaller, **second wave** of coffee and beverage tracking; the intent to update and compare coffee consumption behavior and attitudes in the era of Covid-19. On this day, the US reported **5.8MM cumulative cases of Covid-19. During this time, the economy had re-opened partially – access to sit-down dining in restaurants & cafes were again, largely regional.

By January 8th, 2021, there were 22M+ confirmed cases of COVID-19 in the United States, around 374,000 fatalities, and more than 13M reported recoveries. Shelter-in-place orders were highly regional.

*US Bureau of Labor Statistics
**John Hopkins University & Medicine

The specialty coffee consumer profile

Almost two-in-five Americans aged 18+ drank a specialty coffee yesterday. Specialty coffee drinkers skew young adults (20-39) with no kids, living in downtown areas. Their personal financial outlook is better compared to traditional coffee drinkers. On average, specialty drinkers consumed almost three cups of coffee in the past day, and are more likely to: use dark roasts, use sweet additives, and drink flavored coffee compared to traditional drinkers. More than half of specialty coffee drinkers claim they are missing their OOH coffee experiences during this pandemic. Although almost 60% experiment with coffee at home during COVID, two-in-five says it's not the same as their usual OOH coffee.

Drank a Specialty Coffee Yesterday **36%**



Type of Specialty Coffee Drank Yesterday

22% Espresso Based Beverage

13% Non-Espresso Based Beverage

GENDER

Men		Women
50%	Specialty	50%
52%	Espresso-based	48%
47%	Non-Espresso based	53%

HHLD COMPOSITION



2.8 people

40% Households with children under 18

60% No children in household

INCOME

43% Under $50K

32% $50K to $99K

25% $100K or more

AGE

13-19	20-39	40-59	60+
15%	38%	29%	18%

LIVING AREA

21% - Downtown Area

38% - Suburbs of City

28% - Small/Large Town

12% - Rural Area

SPECIALTY COFFEE DRINKERS ARE MORE LIKELY* TO

Specialty coffee drinkers behavior:

2.7 Cups on average per day





44% Use dark roasts



51% Flavor their coffee



11% Sweeten their Coffee



13% Use espresso sized cups

Specialty coffee drinkers attitudes:

26% Believe their personal financial situation is Much / Somewhat better vs 4 months ago.



Drinking at home allows me to experiment 58%

Miss social aspect of OOH coffee 53%

Miss going to their coffee shops 52%

Miss treating themselves with specialty coffee OOH 51%

Tried to make their usual OOH coffee at home, but it's not the same 39%



Over-indexes Total by 20% (>120)

Under-indexes Total by 20% (<80)

*Compared to Traditional Coffee drinkers.
National Coffee Data Trends (NCDT), January 2021

nca NATIONAL COFFEE ASSOCIATION USA EST. 1911

Specialty Coffee Association

Softer consumption of specialty during pandemic

- The Specialty coffee category has been affected by the pandemic: Past-day penetration of specialty coffee has softened from 39% in JAN 2020 to 36% in JAN 2021.

- Looking back even further to pre-pandemic levels, specialty coffee penetration within the past-day was at 41% in 2017-2018.

- The main contributor to this downward trend has been the 'Traditional Coffee – Specialty' (TC-S) segment, which has seen a reduction of -4pp vs last year. Espresso-Based and Non – Espresso Based Beverages are largely stable during Covid-19, which speaks to the resilience of these beverages.

- After experiencing a dip in September 2020, past-day penetration of Espresso-Based Beverages (EBB) recovered 2pp, back up to 22%. This is comparable to pre-pandemic levels. Recovery can be attributed by sustained levels of sub-types such as Cappuccinos (6%), Lattes (6%) and Espressos (5%) which are comparable to the levels seen one year ago.



Past-Week Penetration of Coffee by Type

Past-week penetration of Specialty Coffee Beverages is also softer in JAN 2021 (46%) vs. pre-pandemic (49%-53%). Although not statistically significant compared to SEPT 2020, there is a notable trend downwards with Specialty. Similar to trends seen in the past-day section, softer penetration levels are driven largely by TC-S (15%).

During the pandemic, there is also a softening of Espresso-based beverages compared to levels seen pre-pandemic. Non-Espresso-Based Beverages (21%) have been more resilient than EBB (35%) in the face of COVID-19.



Past-week Penetration Of Coffee
Combined to create Specialty Coffee Beverages (NET)*
Total Coffee: 72 72 71 69 68 66
Traditional Coffee - Not Specialty: 44 44 45 44 43 42
Specialty Coffee Beverages (Net)*: 53 53 51 49 48 46
Espresso-based Beverages: 40 41 40 37 34 35
Non-Espresso-Based Beverages (N-EBB)**: 21 21 21 23 24 21
Traditional Coffee - Specialty: 23 23 21 18 17 15
BEVERAGE TYPES
PREPARATION OPTIONS
2017
2018
2019
JAN 2020
SEP 2020
JAN 2021

*Specialty Coffee Beverages (net) includes Espresso-based Beverages, Non-Espresso-Based Beverages, Traditional Coffee-Specialty and ready-to-drink coffee beverages, which is not shown in the graph. ** Non-Espresso-Based Beverages (N-EBB) is a new NET added in 2017, which includes frozen blended coffee, cold brew coffee and nitro coffee. Traditional Coffee - Total = traditional coffee, drunk hot or iced. This includes both specialty and not specialty.

What did you drink yesterday during each of the following times? This may include any beverage that you drank at home or outside your home and may have come in a cup, can or bottle.

Now we'd like to ask you about some specific types of coffee beverages you may have consumed in the past week. Please keep in mind that these may be coffee beverages that you drank at home or bought outside your home and may have come in a cup, can or bottle. In the past week, have you, yourself, drunk...

Base: Total sample aged 18+, 2017 (n= 3252), 2018 (n=2,737), 2019 (n=2,815), JAN 2020 (n= 2,838), SEP 2020 (n=1,005), JAN 2021 (n=1,528).

Note: The term "Gourmet" was replaced with "Specialty" in January 2021.

Past-Week Penetration of Coffee by Specialty Sub-types

At the past-week level, the Non-Espresso-Based sub-category remains steady during the pandemic compared to pre-COVID-19. In JAN 2021, 12% had a Frozen Blend or Cold Brew, and 5% had a Nitro coffee within the past week.



Past-week Penetration Of Non-Espresso-Based Coffees (%)
53 53 51 49 48 46
Specialty Coffee Beverages (Net)*
21 21 21 23 24 21
Non-Espresso Based
14 13 13 14 14 12
Frozen Blended Coffee
11 11 12 13 14 12
Cold brew coffee
3 4 5 5 6 5
Nitro coffee
Combined to create Non-Espresso-Based Beverages (NEBB)
2017 2018 2019 JAN 2020 SEP 2020 JAN 2021

* Specialty Coffee Beverages (net) also includes ready-to-drink coffee beverage, which is not shown in the graph. Note: Caffè Americano was added in 2014.

+ Note that the definition of cold brew and nitro coffee changed between 2016 and 2017. Because of this, the numbers for these coffee types across the two years should not be directly compared. Nitro coffee was called "Iced coffee infused with Nitrogen" in 2016.

What did you drink yesterday during each of the following times? This may include any beverage that you drank at home or outside your home and may have come in a cup, can or bottle.

Now we'd like to ask you about some specific types of coffee beverages you may have consumed in the PAST WEEK. Please keep in mind that these may be coffee beverages that you drank at home or bought outside your home and may have come in a cup, can or bottle. In the past-week, have you, yourself, drunk...

Base: Total sample aged 18+ (2017 n= 3,252, 2018 n=2,737, 2019 n=2,815, JAN 2020 n= 2,838, SEP 2020 n=1,005, JAN 2021 n=1,528).

Note: The term "Gourmet" was replaced with "Specialty" in January 2021.

Past-Week Penetration of Coffee by Specialty Sub-types – By Demographics

Within a more robust timeframe, past-week specialty coffee penetration trends are clearer and consistent to the past-day assessment. The category skews towards the 25-39 cohort, and it is less prominent among older Americans 60+ (33%).

% Past-Week Consumption (Jan 2021)	Total 18+	Age					Gender	
		13-17 (A)	18-24 (B)	25-39 (C)	40-59 (D)	60+ (E)	Male (F)	Female (G)
Base	1528	195	221	379	502	426	751	777
Specialty Coffee Beverages (Net)*	46	33	44 AE	59	45 AE	33	46	46
Espresso-based Beverages (EBB)	35	24	34 AE	49	34 AE	22	36	35
- Cappuccino	13	11	17 D	23 AD	10	5	14	13
- Latte	14	11	18	22 AD	13	5	14	14
- Café Mocha	10	9	14 D	16 AD	8	3	10	10
- Espresso	12	9	15 D	19 AD	10	5	14 G	9
- Macchiato	7	6	8	11 A	7	2	8	6
- Caffe Americano	10	6	9	15	10	6	11 G	8
- Flat white	5	1	6 AE	7 ADE	4	2	5	4
Non-Espresso-Based Beverages (NEBB)	21	22	30 D	34 AD	17	6	20	21
- Frozen blended coffee	12	15 D	23 AD	20 D	9	2	12	13
- Cold brew coffee	12	11	14	22	11	3	12	13
- Nitro coffee	5	5	8 D	9 D	3	1	5	5
Traditional Coffee – Specialty	15	3	9	16 B	15 B	15	14	15

*Specialty Coffee Beverages (net) includes Espresso-based Beverages, Non-Espresso-Based Beverages, Traditional Coffee-Specialty and ready-to-drink coffee beverages, which is not shown in the graph. ** Non-Espresso-Based Beverages (N-EBB) is a new NET added in 2017, which includes frozen blended coffee, cold brew coffee and nitro coffee. Traditional Coffee - Total = traditional coffee, drunk hot or iced. This includes both specialty and not specialty.

Now we'd like to ask you about some specific types of coffee beverages you may have consumed in the past week. Please keep in mind that these may be coffee beverages that you drank at home or bought outside your home and may have come in a cup, can or bottle. In the past week, have you, yourself, drunk...

What did you drink yesterday during each of the following times? This may include any beverage that you drank at home or outside your home and may have come in a cup, can or bottle.

Base: Total sample aged 18+, JAN 2021 (n=1,528).

Note: The term "Gourmet" was replaced with "Specialty" in January 2021.

Past-Week Penetration of Coffee by Specialty Sub-types – By Demographics

Past-week consumption of Specialty coffee beverages is driven by Hispanic-Americans (60%) and less likely among African-American consumers (37%).

% Past-Week Consumption (Jan 2021)	Total 18+	Ethnicity			
		Hispanic-American (A)	Caucasian-American (B)	African-American (C)	Asian-American (D)
Base	1528	270	1027	200	103
Specialty Coffee Beverages (Net)*	46	60 **B**	45	37	54
Espresso-based Beverages (EBB)	35	53 **BC**	33	26	43 **BC**
- Cappuccino	13	21 **BC**	11	14	19 **B**
- Latte	14	20 **B**	13	15	19
- Café Mocha	10	15 **BC**	8	9	15 **B**
- Espresso	12	18 **B**	10	12	16
- Macchiato	7	14 **BC**	6	5	7
- Caffe Americano	10	17 **B**	9	12	10
- Flat white	5	7	4	7	3
Non-Espresso-Based Beverages (NEBB)	21	28 **B**	19	24	22
- Frozen blended coffee	12	17 **B**	11	15	13
- Cold brew coffee	12	18 **B**	11	11	13
- Nitro coffee	5	7 **B**	4	7 **B**	4
Traditional Coffee – Specialty	15	22 **BC**	14	10	14

*Specialty Coffee Beverages (net) includes Espresso-based Beverages, Non-Espresso-Based Beverages, Traditional Coffee-Specialty and ready-to-drink coffee beverages, which is not shown in the graph. ** Non-Espresso-Based Beverages (N-EBB) is a new NET added in 2017, which includes frozen blended coffee, cold brew coffee and nitro coffee. Traditional Coffee - Total = traditional coffee, drunk hot or iced. This includes both specialty and not specialty.

Now we'd like to ask you about some specific types of coffee beverages you may have consumed in the past week. Please keep in mind that these may be coffee beverages that you drank at home or bought outside your home and may have come in a cup, can or bottle. In the past week, have you, yourself, drunk...

What did you drink yesterday during each of the following times? This may include any beverage that you drank at home or outside your home and may have come in a cup, can or bottle.

Base: Total sample aged 18+, JAN 2021 (n=1,528).

Note: The term "Gourmet" was replaced with "Specialty" in January 2021.

Past-Week Penetration of Coffee (Specialty Sub-types) – By Drinker Type

Overall, past week specialty drinkers show a much higher engagement with specialty beverages than traditional coffee drinkers who've drank a specialty beverage (within the past week).

On a past-week basis, Cappuccinos (29%) and Lattes (31%) are the top Espresso Based Beverages among Specialty coffee drinkers. Frozen-blended (27%) and Cold Brew (27%) dominate in the Non-Espresso Based space.

% Past-Week Consumption (Jan 2021)		Past-Week Drinker Type who had a...	
	Total 18+	Traditional coffee (A)	Specialty coffee (B)
Base	1528	653	692
Specialty Coffee Beverages (Net)*	46	54	100
Espresso-based Beverages (EBB)	35	43	77
- Cappuccino	13	17	29
- Latte	14	16	31
- Café Mocha	10	11	22
- Espresso	12	13	25
- Macchiato	7	8	15
- Caffe Americano	10	13	22
- Flat white	5	5	11
Non-Espresso-Based Beverages (NEBB)	21	26	45
- Frozen blended coffee	12	15	27
- Cold brew coffee	12	15	27
- Nitro coffee	5	7	10
Traditional Coffee – Specialty	15	6	32

*Specialty Coffee Beverages (net) includes Espresso-based Beverages, Non-Espresso-Based Beverages, Traditional Coffee-Specialty and ready-to-drink coffee beverages, which is not shown in the graph. ** Non-Espresso-Based Beverages (N-EBB) is a new NET added in 2017, which includes frozen blended coffee, cold brew coffee and nitro coffee. Traditional Coffee - Total = traditional coffee, drunk hot or iced. This includes both specialty and not specialty.

What did you drink yesterday during each of the following times? This may include any beverage that you drank at home or outside your home and may have come in a cup, can or bottle.

Now we'd like to ask you about some specific types of coffee beverages you may have consumed in the past week. Please keep in mind that these may be coffee beverages that you drank at home or bought outside your home and may have come in a cup, can or bottle. In the past week, have you, yourself, drunk...

Note: The term "Gourmet" was replaced with "Specialty" in January 2021.

Method of Preparation Among Past-Day Drinkers

When we look at preparation method by types of coffee drinkers, those who **only** drank Specialty beverages yesterday were the least likely to have their coffee prepared using a single-cup brewer (20%). Usage of Bean to cup (6%) and French press (5%) systems is higher among this group vs. those who only drank traditional coffee yesterday.

Not surprisingly, those who only drank Traditional coffee were most likely to have used the Drip machine (55%). Broadly, the drip machine leads in being the most widely used preparation method yesterday.

EBB drinkers are more likely to use Espresso machines (14%), bean to cup (8%) or moka stove top vs. NEEB drinkers.

% Using Preparation Methods among Past-day Coffee Drinkers	Total 18+	Past-Day Drinker Type			Past-Day Specialty Coffee Drinkers	
		Exclusive Traditional Drinkers (A)	Exclusive Specialty Drinkers (B)	Dual users (C)	EEB (D)	NEBB (E)
Base	887	343	433	111	333	211
Drip coffee maker	42	55	34	38	35	34
Single-cup brewer	24	27	20	35	25	19
Cold brewing (Net)	10	-	15	20	12	23
Instant coffee	8	11	5	13	8	6
Ready to Drink	8	-	10	27 B	14	12
Espresso machine	6	-	8	11	14	1
Bean-to-cup brewer	4	2	6 A	6	8	2
French press/plunger	4	2	5 A	4	6	4
Moka stove top	3	1	3	11	6	2
Percolator	3	2	2	7	4	2
Pour over (e.g. Chemex)	2	1	2	4	4	1
Coffee strainer	2	-	2	4	3	1
Coffee concentrate	1	-	2	2	2	1

Thinking of the [COFFEE/COFFEE BEVERAGE] you had yesterday [TIME OF DAY], how was the [COFFEE/COFFEE BEVERAGE] prepared?
Base: Total past-day coffee drinkers aged 18+

43

Number of Cups Per Day – Specialty Coffee vs Traditional Coffee

Both Specialty coffee drinkers and Traditional coffee drinkers consumed, on average 2.7 cups in the past-day. Dual users drink significantly more cups per day, with an average of 4.6 cups.



Per Total Coffee Past-Day Drinkers

'12	'13	'14	'15	'16	'17	'18	'19	JAN '20	SEP '20	JAN '21
3.2	3.2	3.4	3.2	3.0 ▼	3.2 ▶	3.2	3.2	3.1	2.9	**2.9**

Exclusive Specialty Past-day Drinkers
2.7

Exclusive Traditional Past-day Drinkers
2.7

Dual users
4.6

Base: Total past-day coffee drinkers 18+ (n=887).

How many cups or glasses of [COFFEE/COFFEE BEVERAGE] did you drink [TIME OF DAY]?

Note: Please refer to page 13 for stat-testing and margin of error notations

Past-Day Consumption – by Time of Day

Percent Drinking Among Past-day Coffee Drinkers



Legend:
- 2019
- JAN 2020
- SEP 2020
- JAN 2021

Breakfast+
- 82
- 83
- 81
- 83

Morning
- 37
- 36 ▼
- 31
- 33

Lunch
- 19
- 19
- 18
- 18

Afternoon
- 25
- 24
- 23
- 20

Dinner
- 11
- 11
- 11
- 9

Evening
- 14
- 13
- 12
- 12

83% of past-day coffee drinkers drank a coffee at breakfast yesterday. This day part is consistently the strongest for coffee drinking; the pandemic has not shifted this pattern.

Consumption in all other dayparts remain steady vs. September 2020.

However, the afternoon daypart sees a 4pt decline between Jan 2021 and Jan 2020 (pre-Covid-19). This represents a significant decline; it likely reflects the impact of Covid-19 on coffee consumption outside the home.

+ "Breakfast" is defined to respondents as "the first meal after rising, even if you only had fruit juice or coffee."

Base: Total past-day coffee drinkers aged 18+; 2019 (n=1,770), JAN 2020 (n=1,748), SEP 2020 (n=596), JAN 2021 (n=887).

What did you drink yesterday during each of the following times? This may include any beverage that you drank at home or outside your home and may have come in a cup, can or bottle.

Note: Please refer to page 13 for stat-testing and margin of error notations

Personal Financial Situation vs. 4 Months Ago

Percent Indicating That Their Personal Financial Situation Is... *



% Much / Somewhat better

Exclusive Traditional Drinkers: 3 | 13 | 63 | 14 | 8 — **16**

Exclusive Specialty Drinkers: 8 | 17 | 50 | 20 | 5 — **26**

Legend:
- Much better
- Somewhat better
- The same
- Somewhat worse
- Much worse

Base: Traditional exclusive past-day drinkers (n=343), Specialty exclusive past-day drinkers (n=433).

Compared to four months ago, is your personal financial situation...

Specialty coffee drinkers are more likely to say that their personal financial situation has improved (26%) in the past four months vs those who drink Traditional coffee exclusively (16%).

Historically, one's personal financial perceptions had a strong correlation to the type of coffee consumed (and where it is prepared) – this trend continues to be true during COVID-19. A positive financial outlook is likely indicative of one's willingness (and ability) to spend on small luxuries such as specialty coffee outside the home.

56

What Businesses Can Do To Increase Consumer Visitation

While Specialty and Traditional coffee drinkers generally have similar opinions on what they'd like to see from coffee shops to encourage increased visitation during the pandemic, there are differences when it comes to "pay". 19% of Specialty drinkers selecting "if restaurants/shops paid their workers more" and 17% would visit more "if restaurants/shops went cash-less".

ACTIONS BUSINESSES CAN TAKE TO ENCOURAGE INCREASED VISITATION (% SELECTED)



If workers handling my food are wearing gloves/masks
47
42
If restaurants/coffee shops mandated all customers to wear a mask
47
44
If restaurants/coffee shops showed how workers are following sanitization protocols
39
39
If restaurants/coffee shops operated at no more than 50% capacity
34
35
If restaurants/coffee shops had crowd control
31
30
If restaurants/coffee shops offered coupons or special deals
31
32
If restaurants/coffee shops have plastic shields between tables
28
26
If restaurants/coffee shops have reduced hours to increase cleaning efforts
15
18
If restaurants/coffee shops paid their workers more
12
19
If restaurants/coffee shops have reduced hours to limit customer interaction
9
15
If restaurants/coffee shops went cash-less
8
17
Exclusive Traditional Drinkers (A)
Exclusive Specialty Drinkers (B)

Base: Traditional exclusive past-day drinkers (n=343), Specialty exclusive past-day drinkers (n=433).

Think about when restaurants and coffee shops fully re-open from COVID-19. What actions or steps can these businesses take to encourage you to visit them more often? Select all that apply.

Note: Please refer to page 13 for stat-testing and margin of error notations

Agreement with Statements on COVID-19 and Coffee

Traditional coffee drinkers resonate more with the status quo and are not as interested in experimenting as specialty drinkers are.

Strongly / Somewhat Agree (%)	Total 18+	Exclusive Traditional Drinkers (A)	Exclusive Specialty Drinkers (B)
Base	1,528	343	433
Drinking coffee at home allows me to save some money while not giving up on an enjoyable experience	54	78 B	68
I enjoy making my coffee at home	54	78 B	71
I may continue making my own coffee at home after the COVID-19 crisis	52	76 B	68
I will be more cautious of my/my household's spending habits in the next few months	48	52	60 A
I do not mind my new coffee routine	45	61	60
Drinking coffee at home allows me to experiment making different coffee beverages	37	39	58 A
I miss the social aspect of going to coffee shops/cafes/restaurants	35	32	53 A
Nothing about my daily routines has changed much since the start of the pandemic	35	42	42
I miss going to my regular coffee shops/cafés/restaurants	34	30	52 A
I miss treating myself with specialty coffee from my regular coffee shops/cafes/restaurants	33	30	51 A
I have been buying larger packages of coffee so that I can stock up my pantry and shop less frequently	33	39	46 A
I have discovered new coffees that I really like, which can be made at home	30	29	47 A
As I've switched to drinking coffee at home, I've remained loyal to my away from home brand and bought the same brand in store	28	27	43 A
I've tried making my usual coffee that I buy in a coffee shop/café/restaurant at home and it is the same/better	27	20	45 A
I've tried making my usual coffee that I buy in a coffee shop/café/restaurant at home but it just isn't the same	26	19	39 A
I recently bought a new type of coffee that I've never tried before	25	22	41 A
Since the start of the pandemic, I've bought a new coffee machine for my household	23	17	35 A
I recently bought a new coffee brand because my regular one was not available at the store	20	15	33 A
I'm finding it difficult to get the coffee products I want in stores	19	13	28 A

How much do you agree or disagree with the following statements?

Taste Perceptions of Coffee Produced by Countries

In the NCDT, there is a question that asks Americans if they associate coffee to a list of origin countries. Colombia, Brazil, Costa Rica (and Hawaiian Kona) are among the strongest associated countries. A follow-up question on taste perceptions by country is also included. In the table below, we show the percentage selecting "tastes very good" of each origin country.

Specialty coffee drinkers are more likely than traditional drinkers to say that coffee from Mexico, Guatemala, Costa Rica, Ethiopia, and Vietnam 'tastes very good'.

Taste of coffee from coffee producing countries - % selecting 'tastes very good'	Total 18+	Past-Day Drinker Type			Past-Day Specialty Coffee Drinkers	
		Exclusive Traditional Drinkers (A)	Exclusive Specialty Drinkers (B)	Dual users (C)	EEB (D)	NEBB (E)
Base	1528	343	433	111	333	211
Colombia	63	69	71	68	65	78
Hawaiian Kona	53	61	58	47	57	55
Brazil	45	45	51	49	49	54
Costa Rica	43	42	49 A	53	45	56
Mexico	38	35	45	29	43	41
Indonesian Sumatra	36	37	42	36	41	41
Ethiopia	34	30	41 A	37	44	35
Guatemala	34	32	41	30	34	44
Kenya	33	37	34	35	33	35
Nicaragua	31	29	34	19	32	30
Vietnam	29	27	40	30	43	30

Base: Those who strongly or somewhat associate with coffee from certain regions/countries, JAN 2021; base sizes vary.

And do you think that each of these countries produces coffee that...?

Impact of Coffee Claims on Purchase Intent

Not surprisingly, specialty coffee drinkers are more likely to be influenced by coffee claims and certifications. It implies specialty drinkers are overall, more engaged with the coffee industry than those who only drink traditional coffee.

*Base: 2019: Total Sample (18+) (n=1,528)

Here are some things that a coffee company could say about their coffee. What effect do each of these have on your interest in buying their coffee?

% Much /Somewhat more likely to buy	Total 18+	Exclusive Traditional Drinkers (A)	Exclusive Specialty Drinkers (B)	Dual users (C)
Base	*1528*	*343*	*433*	*111*
The level of roast is specified	50	67	62	60
Fair price paid to the farmer	46	52	60 A	53
Grown on farms that treat workers well	44	49	58	46
Grown in an environmentally sustainable way	42	44	58 A	50
The company supports the communities in which the coffee is produced	41	46	54	43
The grind is specified	38	46	52 C	42
Fair Trade Certified	38	41	53 A	44
Donates a percent of proceeds to a charitable cause	38	40	53 A	43
Organic Certified	36	35	48 A	45
There is information about the region where the coffee is grown	36	38	50 A	46
Rainforest Alliance Certified	36	36	50 A	40
Made with 100% Arabica beans	36	41	53	37
Coffee produced from a single origin	36	39	53	40
Free from GMOs	35	36	48	37
Blended coffee	35	40	47 A	50
Recycled or compostable packaging	35	38	47 A	37
There is information about the farm where the coffee is grown	32	31	46	32
Provides instructions for how to use the coffee for different brewing methods	31	28	44	34
Includes added antioxidants	29	29	41 A	35
Conservation International Certified	29	26	42 A	34
Lists the farmer who grew the coffee	29	26	44	33
Includes added vitamins	29	23	38	42
Sourced according to Direct Trade practices	29	28	43	31
Bird friendly Certified	28	24	40	35
Small batch	28	25	44 A	34
Healthy ingredients like turmeric or matcha added to the coffee	26	21	37	32
Includes added probiotics	26	24	33	34
Provides details about the farm size where the coffee was grown	25	22	39	24
Includes added protein	25	20	36	32
Made with 100% Robusta beans	25	23	40 A	31
Includes added Omega 3	24	21	35 A	28
Produced by a co-operative	23	22	35	24
Includes added cocoa flavanols	22	19	32 A	26
Shade Grown Certified	20	15	33	22
Includes added collagen	19	16	27 A	24
Includes added CBD (cannabidiol)	18	12	30	26
Utz Certified	18	13	27	23

Coffee Equities

Among Specialty coffee drinkers, the top three coffee equity statements are all related to coffee being a source of energy to get through the day:

- *Coffee wakes me up and gets me going (43%).*
- *Coffee helps me get things done (35%).*
- *Coffee improves my mental focus (34%).*

However, specialty coffee drinkers also see other benefits of coffee. 26% believe 'coffee is good for my health' and 28% say it is 'trendy'.

While more engaged, specialty coffee drinkers are also more cautious than traditional drinkers: 27% of specialty drinkers believe it's 'important to limit my caffeine intake' which is significantly higher than levels observed among traditional drinkers (19%).

Base: Total sample aged 18+.

Here is a list of statements about coffee and other beverages. For each one, please indicate if you agree completely, agree somewhat, disagree somewhat or disagree completely with the statement.

% Agree Completely	Total 18+	Past-Day Drinker Type			Past-Day Specialty Coffee Drinkers	
		Exclusive Traditional Drinkers (A)	Exclusive Specialty Drinkers (B)	Dual users (C)	EEB (D)	NEBB (E)
Base	1,528	343	433	111	333	211
Coffee wakes me up and gets me going	31	48	43	39	41	45
It is important to limit my caffeine intake	25	19	27	17	25	25
Coffee helps me get things done	22	30	35	25	34	31
Coffee is one of several beverages I drink to give me energy	21	27	33	25	33	29
Coffee is a trendy thing to drink	21	20	28 A	20	25	29
Coffee improves my mental focus	21	27	34 A	25	31	35
In the past year, I have heard information about the health benefits of drinking coffee	14	15	22 A	15	20	22
Coffee is good for my health	14	14	26	15	24	23
Coffee improves my physical endurance	12	13	22	13	19	21
Most coffee is grown in an environmentally sustainable way	11	10	19	11	18	17
In the past year, I have heard information about the health risks of drinking coffee	10	6	15 A	11	15	12
My doctor has advised me to limit the amount of coffee I drink	9	6	14 A	9	14	11
I pay a lot of attention to news and medical reports about coffee and caffeine	9	6	16	12	17	14
I've heard bad things about coffee in the news	8	5	12 A	7	12	10

Negative statements

Coffee
Market Report
June 2021



INTERNATIONAL COFFEE ORGANIZATION

The upward trend in coffee prices continued in June 2021 as concerns about supply from major origins remained the key factor in the market.

In June 2021, coffee prices recorded the eighth consecutive month of increase, triggered by the expectations of reduced supply from some origins in addition to disruptions in trade flows. The monthly average of the ICO composite indicator reached 141.03 US cents/lb in June 2021, representing an increase of 33.2% from the level of 105.85 US cents/lb recorded in October 2020. This is also the highest monthly average since the level of 145.82 US Cents/lb registered in November 2016. Prices of all four groups of coffee have recorded a substantial increase. Increased activities of non-commercial speculative sector were also recorded in June 2021, as growing net long positions supported price trends upward.

In terms of market fundamentals, exports by all exporting countries to all destinations totalled 9.8 million 60-kg bags in May 2021, a drop of 10.1% compared with 10.9 million bags in May 2020. The level of total exports in May 2021 represented a 21.5% reduction of the volume recorded in May 2019, before the pandemic. The availability of containers for shipments continue to be a major constraint to trade flows. However, total exports over the first eight months of coffee year 2020/21 amounted to 87.3 million bags, compared with 85.4 million bags during the same period in coffee year 2019/20. Cumulative exports from June 2020 to May 2021 are estimated at 129.2 million bags, a relatively stable level compared with the 129.4 million bags recorded from June 2019 to May 2020. World consumption for coffee year 2020/21 is projected at 167.23 million bags, an increase of 1.9% on its level of 164.01 million bags in coffee year 2019/20. Total production for coffee year 2020/21 is estimated at 169.50 million bags, representing a 0.3% increase on 168.94 million bags in coffee year 2019/20. Although world consumption is increasing, it remains 1.4% below world production. Moreover, in coffee year 2021/22 the supply/demand ratio is expected to reverse as world production will barely meet world demand.

The monthly average of the ICO composite indicator rose by 4.6% from 134,78 US cents/lb in May 2021 to 141.03 US cents/lb in June 2021. This level reached in June 2021 is 42.4% higher than June 2020 and represents the eighth consecutive month of increase and the highest monthly average since 145.82 US cents/lb recorded in November 2016. Compared to the monthly average of 99.05 US cents/lb recorded in October 2020, the level of June 2021 represents a 33.2% increase. The linear trend observed in Figure 1 shows a continuous and steady increase in coffee prices over the first nine months of coffee year 2020/21.

Figure 1: ICO composite indicator daily prices



Prices for all group indicators increased in June 2021 and achieved their highest records over many years. The price of 206.53 US cents/lb for Colombian Milds reached in June 2021 is the highest monthly average since the level of 222.59 US cents/lb recorded in October 2014. It also represents a rise of 40.3% from the level of 147.16 US cents/lb recorded in June 2020. Price for Other Milds increased by 3.2% to 192.45 US cents/lb compared to 186.46 US cents/lb in May, which is the highest monthly average since 193.60 US cents/lb in December 2014. The average price for Brazilian Naturals, which rose by 5.2% to 148.12 US cents/lb, is the highest monthly average since 157.12 US cents/lb in November 2016. Moreover, compared to its level of 92.56 US cents/lb in June 2020, the Brazilian Naturals indicator increased by 60% in June 2021. The Robusta indicator price recorded a 6.5% increase to 84.85 US cents/lb compared to 79.68 US cents/lb in May 2021. The Robusta price in June 2021 is also the highest monthly average since 85.32 US cents/lb recorded in October 2018.

Figure 2: ICO group indicator daily prices



The continued price firmness is confirmed by the behaviour of the futures markets. The monthly average of the 2nd and 3rd positions in the New York Futures market rose by 2.6%, to 156.43 US cents/lb, in June 2021 from 152.42 US cents/lb in May 2021, the highest level since November 2016. In the case of the London futures market, the monthly average of the 2nd and 3rd positions rose by 5.8%, to 73.16 US cents/lb, in June 2021 compared with 69.15 US cents/lb in May 2021. The level of June 2021 for the London futures market is the highest since 75.23 US cents/lb recorded in November 2018.

The differential between Colombian Milds and Other Milds increased by 12.2% to 14.09 US cents/lb and the differential between Colombian Milds and Brazilian Naturals increased by 0.4%. The differentials between Other Milds and Brazilian Naturals decreased by 2.8% to 44.32 US cents/lb in June 2021. As the price increase for Robusta group was the highest of the four groups in June 2021, the differentials between the Arabica groups and the Robusta group widened by only 2%, 0.8% and 3.4% by Colombian Milds, Other Milds and Brazilian Naturals respectively. The arbitrage between Arabica and Robusta coffees, as measured on the New York and London futures markets, remained almost unchanged at 83.26 US cents/lb in June 2021 compared with 83.27 US cents/lb in May 2021.

Although activities of the non-commercial speculative sector increased in June 2021, price volatility was limited. **Intra-day volatility of the ICO composite indicator price increased** by 0.4 percentage point to **9.1% in June 2021.** The volatility for the Brazilian Naturals remained unchanged at 11.6%, while the volatility of the Colombian Milds and Other Milds both increased slightly by 0.1 and 0.2 percentage point to 8.2% and 9.0% respectively. The volatility of the Robusta group price increased from 6.7% in May 2021 to 7.7% in June 2021. The volatility of the London Futures market has increased from 7% in May 2021 to 8.7% in June 2021. It has increased from 11% in May 2021 to 11.5% in June 2021 in the New York futures market.



Figure 3: Arbitrage between New York and London futures markets



Figure 4: Rolling 30-day volatility of the ICO composite indicator price

Total production in coffee year 2020/21 is estimated to rise by 0.3% to 169.50 million bags. Arabica production is expected to increase by 2.2% to 99.1 million bags while the production of Robusta coffee is expected to decrease by 2.1% to 70.4 million bags. At the regional level, African output is expected to remain unchanged at 18.68 million bags in coffee year 2020/21 in comparison with the previous coffee year. Production for Asia & Oceania is forecast to fall by 1.1% from 49.45 million bags in 2019/20 to 48.93 million in 2020/21. Production for Mexico & Central America is expected to decrease by 2.6% at 19.01 million bags against 19.60 million bags in coffee year 2019/20. An increase of 2% in production is expected from South America at 82.8 million bags, compared with 81.2 million bags in 2019/20. However, Brazilian production for the next crop year 2021/22, which has already started, is expected to decrease significantly as it is the off-year production cycle of Arabica coffee and was substantially affected by below-average rainfall. Regarding performance expected from groups, production of Colombian Milds and Brazilian Naturals will increase by 2.4% and 4.3% to 15.9 million bags and 54.4 million bags respectively. The production of Other Milds and Robusta will decrease by 1.8% and 2.1% to 28.8 million and 70.36 million bags respectively.



Fig 5: Coffee year production per group

World coffee consumption is projected to increase by 1.9% to 167.2 million bags in 2020/21 compared to 164.1 million bags for coffee year 2019/20, but still 0.8% below the level of 168.5 million bags before the outbreak of the pandemic. With the easing of pandemic restrictions related to covid-19 and the subsequent prospects of economic recovery, world consumption is expected to continue growing. Consumption in importing countries is anticipated to increase by 2.3%, to 116.7 million bags, while domestic consumption in coffee-exporting countries is expected to increase by 1% at 50.5 million bags.

The **supply/demand** ratio is expected to tighten as total supply is forecast 1.4% higher than demand in coffee year 2020/21 as compared to 3.2% in 2019/20. With the expected reduction in outputs from many exporting countries in coffee year 2021/22, total supply is likely to fall below world consumption.



Fig 6: Production and consumption in coffee year

Exports of all forms of coffee in May 2021 totalled 9.78 million bags, representing a 10.1% decrease compared with 10.9 million bags in May 2020. Exports of green coffee in May 2021 declined by 12.3% on May 2020 while exports of roasted and soluble coffee increased by 20.1% and 9.7% respectively. The decline in green coffee exports was significant for Colombian Milds, as shipments in May 2021 were 55.2% lower than in May 2020. Green coffee exports of Other Milds and Robusta declined by 3.9% and 6.5% respectively in May 2021 compared with their levels of May 2020. The decline in the exports of the Colombian Milds was due largely to the social unrest throughout Colombia, the main origin of this group, which hampered the normal flow of exports. Nevertheless, cumulative green coffee exports of the four groups over the first eight months of coffee year 2020/21 increased by 3.1%, to 79.53 million bags, compared with 77.06 million bags during the same period in coffee year 2019/20.

Figure 7: Green Exports (October-May)



Figure 8: Total Exports (October-May)



In regional terms, exports of all forms of coffee from Africa decreased by 3.2% to 8.68 million bags in the first eight months of coffee year 2020/21. Asia & Oceania's coffee exports declined by 6.0% to 26.06 million bags in October 2020 to May 2021**.**

America's favorite beverage for a decade

More Americans choose coffee each day than any other beverage


58%
coffee


24%
juice


46%
tap
water


47%
tea


36%
soda

Americans drink...



Nearly 2 cups a day per capita

646 million cups of coffee per day

Nearly 3 cups a day per coffee drinker

nca
NATIONAL COFFEE ASSOCIATION USA EST. 1911

Spring 2021 Media Highlights

COVID-19 drives coffee drinking at home

At-home coffee hits record high



↑8% since January 2020

85% of coffee drinkers had at least one cup at home

Up more than 10% since 2017



Americans are embracing new coffee habits

41% tried a **new type** of coffee during the pandemic

27% have tried to **replicate** a favorite coffee shop drink at home



25% bought **new types** of coffees

Drive-through & **app ordering** both up **30%**



23% bought a **new coffee machine** for home

Pandemic restrictions cut away-from-home preparation by 30%



Workplaces
55%
Convenience stores, gas stations
20%
Quick-serve restaurants
33%
Full-service restaurants
50%
Cafés, coffee shops
33%



Spring 2021 Media Highlights

Ready for recovery, building a new normal

While many Americans enjoy their home coffee routines, **35% miss their favorite coffee businesses & beverages**



OPEN

48% of Americans are already returning to their favorite coffee shops or plan to in the next month



Those returning to work are more comfortable

23% fewer workers are **cutting back on using shared coffee stations**, compared to September 2020

17 % more are **returning to local coffee businesses**

How do you take your coffee? Top preparation methods



- #1 42% drip coffee maker
- #2 24% single-cup systems
- #3 10% cold brewing
- #4 8% instant & 8% ready to drink







Coffee o'clock



- **83%** coffee at **breakfast**
- **18%** coffee at **lunch**
- **9%** coffee at **dinner**





Milk and sugar?



6 in 10 use milk or alternatives

4 in 10 use sugar/sweetener



10%

Sugar/ sweetener use is down 10% since 2018